UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

BROADCASTER, INC.

(formerly International Microcomputer Software, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

459862306

(CUSIP Number)

Nolan Quan

9201 Oakdale Avenue

Suite 201

Chatsworth, CA 91311

(323) 988-0754

With copies to:

Harris Cramer LLP

1555 Palm Beach Lakes Blvd., Suite 310

West Palm Beach, FL 33401

Attention: Michael D. Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862306	13D	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nolan Quan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 67,974,300(1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 46,180,000(2)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,974,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%(3)
14	TYPE OF REPORTING PERSON* IN -- Individual.

———————

(1)

Nolan Quan is deemed by a Rule of the Securities and Exchange Commission to have shared voting power only with respect to the matters described in Item 4. The number of shares reported as being beneficially owned are calculated based on the number of shares held by stockholders of Broadcaster, Inc., including Mr. Quan, that are parties to a mutual understanding to act together with respect to matters affecting or relating to the common stock of Broadcaster, Inc. Mr. Quan disclaims beneficial ownership of 21,794,300

CUSIP No. 459862306	13D	Page 3 of 11

shares or all shares except those owned by a trust of which Mr. Quan is a trustee and four limited liability companies of which Mr. Quan is the managing member, and this Schedule 13D shall not be construed as an admission that Mr. Quan is the beneficial owner of any securities covered by this Schedule 13D other than those owned directly by the four limited liability companies, and the trust.

(2)

100,000 of the shares are owned by the Rosen-Quan Family Trust dtd 7/30/99 of which Mr. Quan is a trustee. The remaining 46,080,000 shares are owned by four limited liability companies of which Mr. Quan is the managing member as follows:

•

Software People, LLC, a Wyoming limited liability company – 10,240,000 shares;

•

Trans Global Media, LLC, a Wyoming limited liability company – 10,240,000 shares;

•

Broadcaster, LLC, a Nevada limited liability company – 20,480,000 shares; and

•

AccessMedia Technologies, LLC, a Wyoming limited liability company – 5,120,000 shares.

(3)

Based upon 102,507,005 shares of common stock outstanding as of March 26, 2007.

CUSIP No. 459862306	13D	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Software People, LLC SS# 20-2631040
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF	7	SOLE VOTING POWER 10,240,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,240,000
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,240,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14	TYPE OF REPORTING PERSON* OO - Other

———————

 (1)

Based upon 102,507,005 shares of common stock outstanding as of March 26, 2007.

CUSIP No. 459862306	13D	Page 5 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trans Global Media, LLC SS# 16-1634586
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF	7	SOLE VOTING POWER 10,240,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,240,000
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,240,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14	TYPE OF REPORTING PERSON* OO -- Other

———————

 (1)

Based upon 102,507,005 shares of common stock outstanding as of March 26, 2007.

CUSIP No. 459862306	13D	Page 6 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Broadcaster, LLC SS# 74-3100476
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 20,480,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 20,480,000
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%(1)
14	TYPE OF REPORTING PERSON* OO -- Other

———————

(1)

Based upon 102,507,005 shares of common stock outstanding as of March 26, 2007.

CUSIP No. 459862306	13D	Page 7 of 11

This Amendment No. 2 to Schedule 13D is being filed by Nolan Quan. Mr. Quan filed an original Schedule 13D dated June 1, 2006 (the “Original 13D”) and Amendment No. 1 dated February 5, 2007.

Items 2 is amended and restated as follows:

Item 2.

Identity and Background.

(a)

Nolan Quan

(b)

Business Address: 9201 Oakdale Avenue, Suite 201, Chatsworth, CA 91311

(c)

Occupation: Private Investor

(d)

No

(e)

No

(f)

United States

Name:

Software People, LLC

State of Incorporation: Wyoming

Principal Business: Investments

Business Address: 123 West First Street, #675, Casper, WY 82601

(d)

No

(e)

No

(f)

Not Applicable

Name:

Trans Global Media, LLC

State of Incorporation: Wyoming

Principal Business: Investments

Business Address: 2424 Pioneer Avenue, #405, Cheyenne, WY 82001

(d)

No

(e)

No

(f)

Not Applicable

Name:

Broadcaster, LLC

State of Incorporation: Nevada

Principal Business: Investments

Business Address: 3540 West Sahara Avenue, #763, Las Vegas, NV 89102

(d)

No

(e)

No

(f)

Not Applicable

Items 3 and 4 are amended and restated as follows:

Item 3.

Source or Amount of Funds or Other Consideration.

Item 4.

Purpose of the Transaction.

Through an Amended and Restated Agreement and Plan of Merger dated March 24, 2006 (the “Merger Agreement”), on June 1, 2006 Broadcaster, Inc. (“Broadcaster”) acquired AccessMedia Networks, Inc., a Delaware corporation (“AccessMedia”) in exchange for 29,000,000 shares of Common Stock (the “Merger”). The stockholders of AccessMedia were Software People, LLC, a Wyoming limited liability company (“Software People”), Trans Global Media, LLC, a Wyoming limited liability company (“Trans Global”), AccessMedia Technologies, LLC, a Wyoming limited liability company (“AccessMedia Tech”), and Broadcaster, LLC, a Nevada limited liability company (Software People, Trans Global, AccessMedia Tech and Broadcaster, LLC are collectively referred to in this Schedule 13D as the “AccessMedia Entities”) and Mr. Michael Gardner. The AccessMedia Entities, for which Mr. Quan is the managing member of each limited liability company, initially received 20,880,000 of the shares of Common Stock issued by Broadcaster in the Merger, and Mr. Gardner initially received

CUSIP No. 459862306	13D	Page 8 of 11

the balance of 8,120,000 shares. Broadcaster also initially issued Baytree Capital Associates, LLC (“Baytree”), a Delaware limited liability company controlled by Mr. Gardner, 2,450,000 shares of Common Stock for past and future consulting services including services in connection with the Merger.

In late December 2006, the Broadcaster Board of Directors approved an amendment the Merger Agreement through which the definition of revenue was amended to include not only revenue under Generally Accepted Accounting Principles but also the number of monthly unique visitors on Broadcaster’s website, www.broadcaster.com, as measured by Google Analytics multiplied by $1.00. The original Merger Agreement simply referenced achieving cumulative revenue of $20 million beginning May 1, 2005. The first target date was June 30, 2006. Under the Merger Agreement, if Broadcaster achieved $20 million of cumulative revenue six months following, i.e., December 31, 2006, the former AccessMedia shareholders were entitled to receive 7,000,000 shares of Common Stock as an earn-out payment. The Merger Agreement was formally amended on January 4, 2007, effective as of December 29, 2006.

At a meeting of the Broadcaster Board of Directors on February 1, 2007, the Board of Directors concluded that the first revenue target of $20 million had been exceeded as of December 31, 2006. Accordingly, Broadcaster agreed to issue 7,000,000 additional shares of Common Stock with 5,040,000 shares going to the AccessMedia Entities and the remaining 1,960,000 shares to Mr. Gardner. In addition, Baytree received 350,000 additional shares under its Consulting Agreement. Broadcaster also agreed to issue, pursuant to the services agreement with its investor relations firm, 100,000 shares of common stock to the chairman of that firm.

Prior to the Merger, Baytree, a Broadcaster stockholder and Broadcaster’s chief executive officer, entered into a voting agreement (the “Parent Voting Agreement”) as described in Item 4 of the Original 13D with respect to the shares of Common Stock beneficially owned by these stockholders. No shares of Common Stock were purchased by Mr. Quan in connection with the Parent Voting Agreement, and thus no funds were used for this purpose.

Prior to the Merger, all AccessMedia stockholders entered into a voting agreement (the “Company Voting Agreement”)(the Parent Voting Agreement and Company Voting Agreement are collectively referred to in this Schedule 13D as the “Voting Agreements”) as described in Item 4 of the Original 13D with respect to all shares of Common Stock which would be beneficially owned by these stockholders after completion of the Merger. No shares of Common Stock were purchased by Mr. Quan in connection with the Company Voting Agreement, and thus no funds were used for this purpose.

With the issuance of these additional shares, the AccessMedia Entities and Mr. Gardner beneficially owned a majority of Broadcaster’s Common Stock and the two Voting Agreements were thereby automatically terminated. Mr. Quan and Mr. Gardner have a mutual understanding to act together with respect to all matters affecting or relating to the common stock of Broadcaster, Inc. Accordingly, under the Rules of the Securities and Exchange Commission, each may be deemed to be the beneficial owner of the shares owned by the other. No shares of Common Stock were purchased by Mr. Quan in connection with mutual understanding, and thus no funds were used for this purpose.

More recently, the Broadcaster Board of Directors concluded that the second, third, fourth and fifth revenue targets of $40 million, $55 million, $80 million and $100 million, respectively, had been exceeded. Accordingly, it approved the issuance of and Broadcaster issued 28,000,000 additional shares of common stock, with the AccessMedia Entities receiving 20,160,000 shares of Common Stock and Mr. Michael Gardner receiving 7,840,000 shares. In addition, another 1,400,000 additional shares were issued to Baytree under its Consulting Agreement. Baytree received an additional 50,000 shares under the same Consulting Agreement for services rendered in connection with an unrelated transaction, the asset acquisition of America’s Biggest, Inc. which closed in September 2006.

Item 5 is amended and restated as follows:

CUSIP No. 459862306	13D	Page 9 of 11

Item 5.

Interest in Securities of the Issuer.

(a), (b) Mr. Quan is the beneficial owner of 100,000 shares of Broadcaster Common Stock of the Rosen-Quan Family Trust dtd 9/30/99 (the “Rosen-Quan Family Trust”) of which he is a trustee. The AccessMedia Entities are the owners of 46,080,000 shares of Broadcaster Common Stock. Because of Mr. Quan’s relationship with the AccessMedia Entities, he is the beneficial owner of the 46,080,000 shares of AccessMedia Common Stock owned by the AccessMedia Entities. Accordingly, Mr. Quan has the sole power to sell 46,180,000 shares of Broadcaster Common Stock.

As discussed in Item 4, the Parent and Company Voting Agreements have terminated and Mr. Quan is no longer deemed by Rule 13d-5(b)(1)of the Act to be the beneficial owner of all shares of Broadcaster Common Stock owned by each party to the Parent and Company Voting Agreements. However, because Mr. Quan and Mr. Gardner have a mutual understanding to act together with respect to matters affecting or relating to the common stock of Broadcaster, Inc, Mr. Quan is deemed by Rule 13d-5(b)(1) of the Act to be the beneficial owner of all shares of Broadcaster Common beneficially owned by him and Mr. Gardner, although he disclaims such beneficial ownership except as to the shares owned by the Rosen-Quan Family Trust and the AccessMedia Entities. As a result, he may be deemed to have shared voting power over:

•

the 100,000 shares of Common Stock owned by the Rosen-Quan Family Trust;

•

the 46,080,000 shares of Common Stock owned by the AccessMedia Entities; and

•

the 21,794,300 shares of Common Stock owned by  Baytree and Mr. Gardner.

As such, Mr. Quan may be deemed to beneficially own 67,974,300 shares of Broadcaster representing approximately 66.3% of the outstanding shares of Common Stock. Although Mr. Quan may be deemed to have shared voting power over all 67,974,300 shares, he disclaims beneficial ownership of the 21,794,300 shares of Common Stock beneficially owned by Mr. Gardner and Baytree. These numbers do not include shares representing Mr. Gardner’s beneficial interest in a trust, which trust owns 3,089,188 shares of Broadcaster Common Stock.  Mr. Gardner does not have the power to vote or sell any shares owned by the trust.

The other parties which share voting power are believed by Mr. Quan to beneficially own the following shares of Broadcaster common stock:

Name	Combined Beneficial Ownership	Percentage of Class Beneficially Owned	Shared Voting Power	Sole Power to Sell
Michael Gardner	67,974,300	66.3%	67,974,300	18,044,300
Baytree	67,974,300	66.3%	67,974,300	3,750,000

Software People, Trans Global, and Broadcaster, LLC, the reporting entities which comprise part of Mr. Quan’s group, own the following shares of Broadcaster Common Stock:

Name	Combined Beneficial Ownership	Percentage of Class Beneficially Owned	Sole Voting Power	Sole Power to Sell
Software People	10,240,000	9.9%	10,240,000	10,240,000
Trans Global	10,240,000	9.9%	10,240,000	10,240,000
Broadcaster, LLC	20,480,000	20.0%	20,480,000	20,480,000

Mr. Quan, the beneficial owner of the Broadcaster Common Stock owned by the Rosen-Quan Family Trust and the AccessMedia Entities, has his business address at 9201 Oakdale Avenue, Suite 201, Chatsworth, CA 91311. Mr. Quan is a private equity investor and is principally involved in managing his investments including those in

CUSIP No. 459862306	13D	Page 10 of 11

Broadcaster and Alchemy Communications, Inc., a California corporation. Mr. Quan is a citizen of the United States.

The address of the principal business office of Mr. Gardner and Baytree is 40 Wall Street, 58th Floor, New York, NY 10005. Mr. Gardner’s principal business is as managing member of Baytree, and Baytree’s principal business is investing in securities.

The address of the principal business office of AccessMedia Tech is 123 West First Street, #675, Casper, WY 82601.

During the past five years Mr. Quan, Software People, Trans Global and Broadcaster, LLC have not, and to the best of his knowledge, none of the other individuals or entities referred to in this Item 5 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Quan, Software People, Trans Global and Broadcaster, LLC have not, and to the best of his knowledge, none of the other individuals or entities referred to in this Item 5, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

On February 2, 2007 Baytree sold 500,000 shares of Broadcaster Common Stock in a private transaction at $1.00 per share. Except as described in this Schedule 13D and in this Item 5(c), Mr. Quan and the AccessMedia Entities did not engage in any transactions in shares of Common Stock during the past 60 days, nor, to the best of Mr. Quan’s knowledge, did Mr. Gardner or Baytree.

(d)

Not applicable.

(e)

Not applicable.

CUSIP No. 459862306	13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2007

By:	/s/ Nolan Quan
Nolan Quan

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).